November 18, 2019

Jason A. Amello
Senior Vice President, Chief Financial Officer and Treasurer
Akebia Therapeutics, Inc.
245 First Street
Cambridge, MA 02142

       Re: Akebia Therapeutics, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 26, 2019
           File No. 001-36352

Dear Mr. Amello:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences